UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                   SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC.
                      -------------------------------------
                                (NAME OF ISSUER)

                      COMMON STOCK, PAR VALUE No PER SHARE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   83265T 10 2

                                   -----------
                                 (CUSIP NUMBER)


                                 Richard Smitten
              3675 N E Skyline Drive, Jensen Beach, FL 34957-3917

                 -----------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 26, 2006
              -----------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of {section}{section}240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|  1  |

NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Richard Smitten

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|  2  |

CHECK THE APPROPRIATE BOX IF A MEMBER OF A PRESS *

(a)[ ]

(b)[ ]

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|  3  |

SEC USE ONLY

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|  4  |

SOURCE OF FUNDS*

PF

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|  5  |

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[  ]

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|  6  |

CITIZENSHIP OR PLACE OF ORGANIZATION
United States

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|  7  | SOLE VOTING POWER

15,270,000

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|  8  | SHARED VOTING POWER

N/A

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|  9  | SOLE DISPOSITIVE POWER

15,270,000

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|  10  |

SHARED DISPOSITIVE POWER

N/A

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|  11  |

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,270,000

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|  12  |

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN

SHARES *

N/A

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|  13  |

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68%

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|  14  |

TYPE OF REPORTING PERSON *

IN

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

ITEM 1. Security and Issuer

This Schedule 13D relates to the Common Stock of SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC. The principal executive offices of SMITTEN PRESS: LOCAL LORE AND LEGENDS, INC. are located at 3675 N E Skyline Drive, Jensen Beach, FL 34957-3917.

ITEM 2. Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Richard Smitten.
Mr. Smitten's business address is 3675 N E Skyline Drive, Jensen Beach, FL 34957-3917. Mr. Smitten is the sole Director and the President of Smitten Press:
Local Lore and Legends, Inc.

(d)-(e) During the last five years, Mr. Smitten: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Smitten is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

Smitten Press has the exclusive rights to market local lore and legend mini-books written or developed by or through Mr. Smitten. In June 2003, Smitten Press issued Mr. Smitten an aggregate of 10,250,000 shares of common stock for these rights based upon the amount of time, effort and funds he indicated he had expended in developing these rights.

In addition to the above share ownership of the Smitten Press, Mr. Smitten individually, in or about 2006, acquired an additional 5,020,000 shares from other shareholders in a private sale transactions.

ITEM 4. Purpose of Transaction

Mr. Smitten individually, and indirectly through the Smitten Press, acquired the securities of Smitten Press: Local Lore and Legends, Inc. for investment purposes. Depending on general market and economic conditions affecting Smitten
Press: Local Lore and Legends, Inc. and other relevant factors, Mr. Smitten may purchase additional securities of Smitten Press: Local Lore and Legends, Inc.
or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Smitten does not have any plans or proposals which, except as described in or which may be the result of a transaction described in (a) below, relate to or result in:

 (a) the acquisition by any person of additional securities of Smitten Press, or the disposition of securities of Smitten Press, except that Mr. Smitten has held oral discussions with various individuals concerning sale of his controlling interest in the company for which there are no binding agreements, commitments or understandings as of the date of this Schedule 13D;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Smitten Press: Local Lore and Legends, Inc.;

(c) a sale or transfer of a material amount of assets of Smitten Press or any of its subsidiaries;

(d) any change in the present board of directors or management of Smitten Press, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e) any material change in the present capitalization or dividend policy of Smitten Press: Local Lore and Legends, Inc.;

(f) any other material changes in Smitten Press: Local Lore and Legends, Inc.'s business or corporate structure;

(g) changes in Smitten Press: Local Lore and Legends, Inc.'s charter, bylaws or instruments corresponding thereto, other than changing its name, or other actions which may impede the acquisition of control of Smitten Press by any person;

(h) causing a class of securities of Smitten Press: Local Lore and Legends, Inc. to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Smitten Press: Local Lore and Legends, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer

(a) Richard Smitten beneficially owns 15,270,000 shares of Common Stock, no par value, of Smitten Press: Local Lore and Legends, Inc. The shares of Common Stock beneficially owned by Mr. Smitten constitute approximately 68% of the total number of shares of common stock of Smitten Press: Local Lore and Legends, Inc. Applicable percentages are based upon 22,250,000 shares of common stock outstanding as of June 1, 2006.

(b) Mr. Smitten has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Smitten.

(c) Mr. Smitten acquired the Common Stock as a result of the transactions discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Smitten.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM 7. Material to be Filed as Exhibits

                                 SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 1, 2006

By: /s/ Richard Smitten
-----------------------------
Richard Smitten